UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Securities Purchase Agreements

On August 1, 2025, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Class A Purchase Agreement”) with certain investors (the “Class A Investors”), pursuant to which the Company issued to the Class A Investors an aggregate of 1,977,302 Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), at a price per share of $2.30, for an aggregate purchase price of $4,547,800.00.

On August 1, 2025, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Class B Purchase Agreement” and collectively with the Class B Purchase Agreement, the “Purchase Agreements”) with Weastfinace Group Inc., which is controlled by Xinyang Wang, a director of the Company (the “Class B Investor”), pursuant to which the Company issued to the Class B Investor an aggregate of 631,391 Class B ordinary shares, no par value, of the Company (the “Class B Ordinary Shares”), at a price per share of $2.30, for an aggregate purchase price of $1,452,200.

The foregoing descriptions of the Purchase Agreements are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreements, which are attached hereto as Exhibits 10.1 and 10.2.

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EXHIBITS

Exhibit No.	Description
10.1	Securities Purchase Agreement dated August 1, 2025, by and between the Company and the Class A Investors
10.2	Securities Purchase Agreement dated August 1, 2025, by and between the Company and the Class B Investors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: August 11, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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